SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 6th March, 2003, for the month of February, 2003

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No: [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SHARE OPTION PROGRAM
PRELIMINARY RESULTS DIGI.COM
SIGNATURES

21.02.03 08:13 TEL TEL — SHARE OPTION PROGRAM

Telenor ASA has granted share options to 110 managers and key personnel to subscribe for up to 2,850,000 shares. One third of the options are vested each of the three years subsequent to the date of grant and are exercisable if the stock price at the time of exercise is higher than the average closing price at Oslo Stock Exchange five trading days prior to the date of grant, adjusted with 5,38% per year. The latest possible exercise date is seven years subsequent to the date of grant. The exercise price corresponds to the average closing price at Oslo Stock Exchange five trading days prior to the date of grant. The options may only be exercised four times a year, during a ten-day period after the publication of the company’s quarterly results.

At the exercise of options Telenor maintains the right to redeem options by paying an amount in cash corresponding to the difference between exercise quotation price and closing price

11.02.03 12:07 TEL PRELIMINARY RESULTS DIGI.COM

Telenor’s subsidiary Digi.com in Malaysia has today announced the preliminary results for 2002 to the Kuala Lumpur Stock Exchange. The announcement is enclosed. In Telenor accounts (NOK) the preliminary figures are as follows:

	Q42002	Q42001	2002	2001

Revenues	726	692	2,715	906
EBITDA	315	237	1,022	306
EBIT	95	150	431	181
(ex amort) CAPEX	625	459	1,457	459

Attachment on www.newsweb.no.

	Q42002	Q42001	2002	2001

ARPU	145	180	152	180
Subscribers			1,616	1,039

Digi.Com was consolidated from 1. September 2001. Telenor’s ownership in Digi.Com is 61%. Telenor will report the preliminary results for 2002 on Thursday 13th of February.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Torstein Moland Title: CFO

Date: 06th March, 2003